Exhibit 3.6

ARTICLES OF ORGANIZATION

OF

AV HOMES OF ARIZONA, LLC

(giving effect to amendments through March 21, 2013)

1. Name. The name of the limited liability company is AV Homes of Arizona, LLC (the “Company”).

2. Known Place of Business. The address of the Company’s known place of business is 8601 N. Scottsdale Road, Suite 220, Scottsdale, Arizona 85253.

3. Agent for Service of Process. The name and address of the agent for service of process is National Registered Agents, Inc., 638 North Fifth Avenue, Phoenix, AZ 85003.

4. Management. The management and operation of the Company is vested in its Managers in accordance with the Company’s Operating Agreement. The name and address of the Company’s Manager is:

Lynn Palmer

8601 N. Scottsdale Road, Suite 220

Scottsdale, AZ 85253

(as manager and the Company’s Designated Broker)

DATED: May 5, 2009

/s/ Barbara A. Ditchey
Barbara A. Ditchey